NO ACT

P.E.
12/21/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13002099

February 7, 2013

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-07-13

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Citigroup by Harold J. Mathis, Jr. We also have received a letter from the proponent dated January 2, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Harold J. Mathis, Jr.
*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

The proposal requests that the company allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with directors.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations. Proposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 03, 2013 11:36 AM
To: dropkins@citi.com
Subject: Stockholder Proposal to Citigroup Inc. from Harold J. Mathis, Jr
Attachments: Mathisenclosure1.zip

Harold J. Mathis, Jr.
P. O. Box 1209
Richmond, Texas 77406-1209
tel./fax (281) 342-5723
*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2013

BY E-MAIL: http://shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Harold J. Mathis, Jr.

Dear Sir or Madam:

If the company believes that communicating with its stockholders is an important aspect of its corporate governance as Ms. Dropkin has stated, why would a shareholder's direct question to the chairman not be answered? In this case specific procedures from the proxy materials were followed for communicating with a director and the letter was returned unopened as NOT DELIVERABLE. Further, this instance was called to the attention of the Corporate Secretary and General Counsel and no response was offered.The shareholder's question went to the very root of an established company procedure, published in the definitive proxy statement, that had failed. Of further significance, the same thing occurred on November 19, 2012 while attempting to reply to Ms. Dropkin's request under Rule 14a-8(b) for further information. This was due to the office for Citigroup Corporate Governance failing to give proper notice of their relocation from 425 Park Ave to 601 Lexington Ave. in New York City. In this particular case the fact is the chairman of Citi stated that he was unable to answer the shareholder's question at the annual meeting of shareholders, promised to get back to the shareholder and never did.

Director access as proposed is fairly common in the industry and would benefit all shareholders equally. This very issue stems from the failure of Citigroup's procedure for communicating with directors as presented by Ms. Dropkin in her letter to the staff seeking no action in regard to this proposal. The question posed to Mr. Parsons at the 2012 annual meeting was simple and straight forward. Ms. Dropkin has attempted to expand that specific unanswered question into another unrelated issue in her attempt to obtain a no action letter.

Numerous companies value the interaction of directors with their shareholders prior to or after the annual meeting. Many consider it beneficial. Certainly a person of Ms. Dropkin's position and experience has witnessed this at other companies where the ability to visit with directors is encouraged and fairly common. Numerous firms allow it.
This proponent attempted to give the company a certain degree of flexibility in implementing this proposal. There was no intent to make the proposal vague or misleading as Ms. Dropkin has stated.

Ms. Dropkin has inappropriately attempted to take this simple initiative and expand her argument into other unrelated areas. The true focus of this matter is that policy printed in the definitive proxy statement, when followed, proved to be ineffective. Additionally, when called to the attention of Citi's chairman, promises were made by Mr. Parson's that were subsequently ignored.

Since Ms. Dropkin included the firm's Mission Statement for Corporate Governance in her appeal to the staff, I ask that Citigroup live by the spirit and letter of what they espouse.

Sincerely,

Harold J. Mathis, Jr.

cc: Shelly J. Dropkin
Deputy Corporate Secretary and General Counsel
Citigroup Inc.
601 Lexington Avenue
19th floor
New York, NY 10022

Enclosures:

ENCLOSURE 1

ROLD J. MATHIS, JR.
P.O. BOX 1209
CHMOND, TX 77406-1209

N HOUSTON TX 773

31 MAR 2011 PM 4 L



Ms. Diana L. Taylor
Nominating and Governance Committee Chair
c/o the Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

IE 100 5E UTF

RETURN T
NOT DELIVERABL
UNABLE

BC: 77406003109

7740680031



ENCLOSURE 2

HAROLD J. MATHIS, JR.
P.O. BOX 1209
RICHMOND, TX 77406

CERTIFIED MAIL



7002 0460 0001 5865 2743


UNITED STATES POSTAL SERVICE

1000



10022

U.S. POSTAGE
PAID
RICHMOND, TX
77469
NOV 15, 12
AMOUNT

$5.50
00077808-12



RETURN RECEIPT REQUESTED

ATTEMPTED NOT KNOWN

Shelley J. Dropkin
Citigroup, Inc.
425 Park Avenue, 2nd Floor
New York, NY 10022

ATTEMPTED NOT KNOWN

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 21, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Harold J. Mathis, Jr.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Harold J. Mathis, Jr. (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2013 annual meeting of stockholders. The Proponent's address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials pursuant to: Rule 14a-8(i)(7); Rule 14a-8(i)(4); and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2013 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 days before it intends to file its 2013 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: Harold J. Mathis, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 6, 2012

Mr. Harold J. Mathis, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Mathis:

Citigroup Inc. acknowledges receipt of your stockholder proposal submission to Citigroup stockholders at the Annual Meeting in April 2013.

Please note that Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year **by the date you submit the proposal.**" The Securities and Exchange Staff Legal Bulletin No. 14F states that "...many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks of a date ***before*** the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted." The ownership verification letter (See Exhibit A) sent from your broker, Robert W. Baird & Co., predates the submission of your stockholder proposal. In order to cure this defect, you must obtain new proof of ownership from your broker. The SEC states, in Staff Legal Bulletin 14G, that the staff "views the proposal's date of the submission as the date the proposal is postmarked or transmitted electronically submitted." Since the proposal was emailed to Citigroup on November 1 (See Exhibit B), the proof of ownership should reference that date.

In addition, the verification letter states that the Mathis Family Limited Partnership owns the 100 Citigroup shares held in the Baird account. Please provide proof that you have control over the shares held in the Mathis Family Limited Partnership.

You must provide these materials within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Exhibit A

Copy


BAI

October 30, 2012

Mr. Michael Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, New York 10043

Dear Mr. Helfer:

This letter will acknowledge that Robert W. Baird & Co. holds for our client Mathis Family Limited Partnership one hundred (100) shares of Citigroup, Inc. (New) common stock. These shares have been in the Mathis Family LP account for the six years we have had this account at Baird. The current value of this holding as of the close of business October 26, 2012 is $3,660.00.

Please feel free to call me if I can be of additional assistance.

Sincerely yours,

Lewis Krinsky
Director
Private Wealth Management
Branch Manager

Cc: Mr. Harold J. Mathis, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Robert W. Baird & Co.
[illegible] Post Oak Pkwy, Suite 2[illegible]
Houston, TX [illegible]
Toll Free 800 [illegible]
Fax 71[illegible] 296 [illegible]
rwbaird.com

Exhibit B

Jones, Paula F [LEGL]

From: Dropkin, Shelley J [LEGL]
Sent: Thursday, November 01, 2012 9:35 PM
To: Jones, Paula F [LEGL]
Subject: Fw: Shareholder Proposal for 2013 annual meeting of shareholders

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 01, 2012 09:08 PM
To: Dropkin, Shelley J [LEGL]
Subject: Shareholder Proposal for 2013 annual meeting of shareholders

November 1, 2012

Mr. Michael Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

Attached please find my shareholder proposal to be included in the Citigroup proxy statement for 2013.
I have also enclosed a letter from Baird & Co. to verify my ownership of shares held for the required period
of time. Further, it is my intent to hold the shares past the date of the 2013 annual meeting of shareholders.
Thank you for your assistance in regard to this matter.

Sincerely,

Harold Mathis

*** FISMA & OMB Memorandum M-07-16 ***

Attachment:

Greater Shareholder Access to Directors at the Annual Meeting

Resolved: Shareholders urge the company to allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with our directors. This recommendation is offered in the belief that directors and shareholders should be given the opportunity for open and responsive discussions regarding the operations of our company.

Reasons: Most companies recognize the benefit to be derived from shareholder/director visits and provide a limited amount of time for direct shareholder access to directors immediately prior to or after the annual assembly. Citicorp does not do this. Further, other methods provided by the company for communicating with directors by mail are often ineffective. As observed at last year's meeting, directors are marched in, seated and marched out in military style through the nearest exit immediately after the meeting is adjourned. This procedure is not shareholder friendly. For a more open and socially acceptable format of benefit to both the company and its shareholders please support this proposal.

HAROLD J. MATHIS, JR.

*** FISMA & OMB Memorandum M-07-16 ***

FAX TRANSMITTAL COVER SHEET

FROM: Harold J. Mathis

DATE: 11-9-12

FAX NO: 212 793 7600

TO: Citi

ATTN: Shelley J. Dropkin

PAGES: 5 pages to follow this one,

attached please find documents for Mathis FLP showing Harold J. Mathis is a General Partner.



The State of Texas

Secretary of State

DEC. 7, 1998

LAWYERS AID SERVICE
P.O. BOX 948
AUSTIN ,TX 78767

RE:
HAROLD J. MATHIS, JR. FAMILY LIMITED PARTNERSHIP
FILING NUMBER [redacted]

IT HAS BEEN OUR PLEASURE TO APPROVE AND PLACE ON RECORD YOUR CERTIFICATE OF LIMITED PARTNERSHIP.

THE APPROPRIATE EVIDENCE IS ATTACHED FOR YOUR FILES AND THE ORIGINAL HAS BEEN FILED IN THIS OFFICE.

PAYMENT OF THE FILING FEE IS ACKNOWLEDGED BY THIS LETTER.

IF WE CAN BE OF FURTHER SERVICE AT ANY TIME, PLEASE LET US KNOW.





Alberto R. Gonzales, Secretary of State

CERTIFICATE OF LIMITED PARTNERSHIP

We, the undersigned, desiring to form a limited partnership pursuant to the Texas Uniform Limited Partnership Act, Article 6132a of the Revised Civil Statutes of the State of Texas, certify as follows:

1. The name of the Partnership is HAROLD J. MATHIS, JR. FAMILY LIMITED PARTNERSHIP.

2. The character of the business of the Partnership is to make a profit, increase wealth, and provide a means for the Family to become knowledgeable of, manager and preserve Family Assets.

3. The address of the registered office is FISMA & OMB Memorandum M-07-16 or such other place as the General Partners may from time to time designate. The address of the principal office is *** FISMA & OMB Memorandum M-07-16 ***The registered agent at said address is HAROLD J. MATHIS, JR.

4. The name and place of residence of each General Partner is:

Name	Place of Residence
HAROLD J. MATHIS, JR.	*** FISMA & OMB Memorandum M-07-16 ***

The name and place of residence of each Limited Partner is:

Name	Place of Residence
BENJAMIN LAMAR MATHIS KRISTOPHER JOSEPH MATHIS	*** FISMA & OMB Memorandum M-07-16 ***

5. The term for which the Partnership is to exist shall commence on the date of the Partnership Agreement, November 20, 1998, and shall continue until the close of business on December 31, 2048, unless sooner terminated pursuant to the Partnership Agreement.

6. The description and agreed value of property contributed by each Limited Partner is:

Name	Description	Agreed Value
BENJAMIN LAMAR MATHIS	Cash, Securities and	[redacted]
KRISTOPHER JOSEPH MATHIS	Cash, Securities and	[redacted]

7. No Limited Partner shall be required to make any additional contributions to the capital of the Partnership.

8. The contribution of each Limited Partner is to be returned to him on dissolution of the Partnership, or at any earlier time in the discretion of the General Partners.

9. The share of the profits or other compensation by way of income which each Limited Partner shall receive by reason of his contribution is:

Name	Share of Profits
HAROLD J. MATHIS, JR., General Partner	[redacted]
BENJAMIN LAMAR MATHIS, Limited Partner	[redacted]
KRISTOPHER JOSEPH MATHIS, Limited Partner	[redacted]

10. A Limited Partner has the right to substitute an assignee of his Partnership interest as a contributor in his place on the following terms and conditions:

Approval of 100% in interest, not numbers, of the partners.

11. The Partners have the right to admit additional Limited Partners.

IN WITNESS WHEREOF, we have hereunto set our hands this the 30th day of November, 1998.

GENERAL PARTNER

HAROLD J. MATHIS, JR.

LIMITED PARTNERS

BENJAMIN LAMAR MATHIS

KRISTOPHER JOSEPH MATHIS

THE STATE OF TEXAS §

COUNTY OF Fort Bend §

I, Deanna Walzel, a Notary Public, do hereby certify that on this 30th day of November, 1998, personally appeared HAROLD JOSEPH MATHIS, JR., known to me to be the person whose name is subscribed to the foregoing instrument, and sworn and acknowledged to me that he executed the same for the purposes and in the capacity therein expressed, and that the statements contained therein are true and correct.


DEANNA WALZEL
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires 5-31-2001

Notary Public, State of Texas

THE STATE OF VIRGINIA §

COUNTY OF ROCKBRIDGE §

I, DAN C. VANCE, a Notary Public, do hereby certify that on this 23 day of November, 1998, personally appeared BENJAMIN LAMAR MATHIS, known to me to be the person whose name is subscribed to the foregoing instrument, and sworn and acknowledged to me that he executed the same for the purposes and in the capacity therein expressed, and that the statements contained therein are true and correct.

Dan C. Vance

Notary Public, State of VIRGINIA

Commission expires 12-31-98

THE STATE OF VIRGINIA §

COUNTY OF ROCKBRIDGE §

I, DAN C. VANCE, a Notary Public, do hereby certify that on this 23 day of November, 1998, personally appeared KRISTOPHER JOSEPH MATHIS, known to me to be the person whose name is subscribed to the foregoing instrument, and sworn and acknowledged to me that he executed the same for the purposes and in the capacity therein expressed, and that the statements contained therein are true and correct.

Dan C. Vance

Notary Public, State of VIRGINIA

Commission expires 12-31-98

Jones, Paula F [LEGL]

From: Krinsky, Lewis <LKrinsky@rwbaird.com>
Sent: Friday, November 09, 2012 9:18 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Attachments: mathis.citigroup.PDF

Harold:

Here is the letter you are requesting. Hope it works this time.

Have a great weekend!

Lewis

Lewis Krinsky
Senior Vice President
Branch Manager
Private Wealth Management

Telephone 713.296.8055
Toll-Free 800.792.6732
Fax 713.296.8051


BAIRD


BAIRD

November 9, 2012

Mr. Michael Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, New York 10043

Dear Mr. Helfer:

This letter will acknowledge that Robert W. Baird & Co. holds as of this date one hundred (100) shares of Citigroup, Inc. (New) common stock for our client Mathis Family Limited Partnership. These shares have continuously been in the Mathis Family LP account at Baird for the six years we have had this account. The current value of this holding as of the close of business November 8, 2012 is $3,600.00.

Please feel free to call me if I can be of additional assistance.

Sincerely yours,

Lewis Krinsky
Director
Private Wealth Management
Branch Manager

Cc: Mr. Harold J. Mathis, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Robert W. Baird & Co
5400 Post Oak Pkwy, Suite [illegible]
Houston, TX 77027
Toll Free 800 [illegible]
Fax 713 [illegible]

rwbaird.com

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal asks the Company to "allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with our directors." The Proposal is attached hereto.

The Company believes it may exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7); Rule 14a-8(i)(4); and Rule 14a-8(i)(3).

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal relates to how the Company conducts its annual stockholder meeting and how the Company communicates with its stockholders. The Staff has consistently held that proposals relating to the conduct of a stockholder meeting are excludable under Rule 14a-8(i)(7). In addressing a proposal similar to the present Proposal, the Staff agreed with the exclusion of a resolution asking the company to adopt guidelines "to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the non-employee directors." *Exxon Mobil Corporation* (March 2, 2005). The Proposal seeks the very same type of audience with directors at the Company's stockholder meeting. The *Exxon Mobil* precedent applies here. Exclusion of the Proposal is also consistent with a broader line of precedents where the Staff has determined that Rule 14a-8(i)(7) applies to proposals that dictate how an annual meeting of stockholders should be conducted.[1]

The Company faces many of the competing considerations noted by *Exxon Mobil* in determining how to conduct an annual stockholder meeting. Several hundred stockholders attend the Company's annual meeting, and a typical annual meeting lasts for several hours. Although many agenda items must be covered in a relatively small amount of time, compared to the Company's peers and most other major corporations, the Company is known for its extended, typically over four hour long, annual stockholder meetings. The Company provides stockholders an opportunity to pose questions about Company operations. During this often lengthy question-and-answer session, Company management makes every reasonable effort to respond to all questions posed by stockholders. At its most recent annual meeting, in 2012, and at every meeting in recent memory, both the CEO of the Company and the Chairman of the Company's board of directors answered questions from stockholders. In fact, the Chairman of the board answered a question posed by the Proponent at the 2012 annual stockholder meeting. But, a

---

1 *See, e.g.*, *Bank of America Corporation* (December 22, 2009) (agreeing with exclusion of a proposal recommending all stockholders be entitled to speak at an annual meeting); *Con-Way Inc.* (January 22, 2009) (agreeing with exclusion of a proposal recommending that annual meetings be broadcasted over the internet); *The Walt Disney Company* (November 29, 2002) (agreeing with exclusion of a proposal requesting that adjournments of annual meetings be approved by stockholders); *Zions Bancorporation* (February 11, 2008) (agreeing with exclusion of a proposal requesting that the location of annual meetings be rotated each year); *AmSouth Bancorporation* (January 15, 2002) (agreeing with exclusion of a proposal that requested stockholders be provided a minimum of 30 minutes to ask questions at annual meetings).

question-and-answer session is not the only agenda item for an annual meeting. Stockholders must vote on management and stockholder proposals. Stockholders are provided the opportunity to ask questions about those proposals. Company management makes a presentation to the stockholders on the state of the Company's business. In addition, the Corporate Secretary reports on the votes cast at the Annual Meeting. Immediately following the annual meeting, the board convenes for its own meeting to act on annual organizational matters.

The Company must have the flexibility to fix its agenda and allocate time for each agenda item so that all items of business are covered within a reasonable period of time. Also, depending on what actions or transactions the Company has taken in the ordinary course of its business during the year leading up to the meeting, the Company might need to spend more time on one agenda item than others. The Company cannot be micromanaged with respect to how it presents information on the Company's business to its stockholders or as to how it conducts its annual meeting. Exclusion of the Proposal from the 2013 Proxy Materials is therefore appropriate under Rule 14a-8(i)(7).

The Proposal also interferes with the Company's policies regarding its communications with stockholders about the Company's ordinary business operations. Earlier this year, the Staff agreed that the Company could exclude a proposal asking that a specially appointed director have "the right of directly communicating with shareholders by email." As the Staff noted, "[p]roposals concerning procedures for enabling shareholder communications on matters relating to ordinary business are generally excludable under Rule 14a-8(i)(7)." *Citigroup Inc.* (January 6, 2012). The Proposal specifically seeks "dialogue" with directors to discuss the "operations" of the Company. Similarly, the Staff agreed that a company could exclude a proposal asking that stockholders be provided a direct mailing address for each director so that stockholders could contact board members directly. *General Motors Corporation* (February 22, 2008); *see also XM Satellite Radio Holdings Inc.* (May 14, 2007) (agreeing with exclusion of a proposal asking that officers be fined for failing to respond promptly to stockholder correspondence); *Advanced Fibre Communications, Inc.* (March 10, 2003) (agreeing with exclusion of a proposal asking directors to establish an office "to enable direct communications . . . between non-management directors and shareholders").[2]

The Company believes that communicating with its stockholders is an important aspect of its corporate governance. Directors are encouraged to hear investor questions and comments at annual meetings. The Company's board of directors has adopted a policy establishing its expectation that directors will attend annual stockholder meetings.[3] The Company's board has also adopted a policy regulating communications between directors and

---

[2] The Proposal contains no limitation on what types of communications would be regulated, and, as noted above, the Proponent seeks dialogue with the directors specifically about the Company's operations. Accordingly, this Proposal contradicts the Staff's warning that proposals on stockholder communications should be limited to communications on matters other than ordinary business. *See Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors*, at 25 & nn.53, 55 (July 15, 2003).

[3] *See Citigroup Inc.*, Corporate Governance Guidelines ("Attendance at Meetings"). The Company's Governance Guidelines are attached hereto as Enclosure 3.

stockholders.[4] However, the Company is subject to state and federal laws imposing specific obligations on the Company regarding communications with stockholders. For example, under state law, the directors owe a duty of confidentiality, which may require that certain questions posed by stockholders about pending or sensitive business decisions not be answered at the time the question is asked.[5] Also, the Commission's Regulation FD imposes restrictions on the disclosure of information that is not shared with all stockholders.[6] The Company must be provided the flexibility to weigh these regulatory issues when deciding how directors communicate with stockholders. That flexibility necessarily includes the leeway to coordinate director communications at an annual meeting.

Information about Company operations is a valuable asset of the Company. The Company owes all stockholders a duty to manage the way in which information is disseminated, whether in a question-and-answer session at the annual meeting or otherwise. It is not practicable for the stockholders to decide how to resolve these issues. For good reason, the Staff has determined that these types of proposals regarding stockholder communications micromanage the way in which the Company and its directors communicate with stockholders about ordinary business. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(7).

THE PROPOSAL RELATES TO A PERSONAL GRIEVANCE OF THE PROPONENT.

The Proposal seeks the redress of a personal grievance against the Company and is designed to result in a benefit to the Proponent that is not shared with the other stockholders at

---

4 *See* Corporate Governance Guidelines, *supra*, ("Communications"). Under these Guidelines:

> The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.
>
> Stockholders or other interested parties who wish to communicate with a member or members of the board of directors, including the Chairman or the non-management directors as a group, may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Citigroup Inc., 399 Park Avenue, New York, NY 10043. The board of directors has approved a process pursuant to which the office of the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

5 *See Holdgreiwe v. Nostalgia Network, Inc.*, 1993 WL 144604, at *6 (Del. Ch. Apr. 29, 1993) ("[A director] is . . . under an obligation to maintain the confidences of [the corporation]; to use its confidential information only to inform discussion among directors and action by the board or a committee.").

6 The Regulation requires that, when issuers disclose material nonpublic information to certain categories of persons, the issuers must also make that information public. 17 C.F.R. § 243.100. More specifically, Regulation FD prohibits selective disclosure of material nonpublic information to any person "outside of the issuer" who is, *inter alia*, a "holder of the issuer's securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer's securities on the basis of the information" (a "Restricted Person"). *Id.* at § 243.100(b)(1)(iv). If an issuer discloses material nonpublic information to a Restricted Person, it must publicly disclose that information either "simultaneously" or "promptly," in the case of an intentional or non-intentional disclosure, respectively. *Id.* at § 243.100(a). Such public disclosure must be either through a Form 8-K filing or through another method that is "reasonably designed to provide broad, non-exclusionary distribution of the information to the public." *Id.* at § 243.101(e).

large. Accordingly, the Proposal may also be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4).

The Proposal is the latest attempt by the Proponent to redress a grievance of the Proponent relating to litigation commenced against a former Company affiliate. In August of 2009, the Proponent commenced arbitration before a FINRA panel relating to a dispute about a Smith Barney account. In July 2010, the FINRA panel awarded the Proponent a damages award, but not the entire amount he had sought in his complaint. *H. Mathis, Jr. et al. v. Citigroup Global Markets, Inc.*, FINRA Dispute Resolution Arbitration Number 09-04585. In May 2011, the Proponent instituted further litigation with respect to the same underlying transaction. That case was dismissed by a FINRA arbitration panel in January 2012. *See* FINRA Dispute Resolution Arbitration Number 11-01641. Since that time, the Proponent has sent numerous letters to senior members of Company management and other Company personnel complaining about these litigation matters and related subjects. At the Company's most recent annual stockholder meeting, in a question-and-answer exchange between the Proponent and the Chairman of the Company's board of directors, the Proponent made a statement expressing his dissatisfaction that certain correspondence he directed to the chairperson of the Company's Nomination, Governance and Public Affairs Committee was not answered. An excerpt of a transcript of the Company's 2012 annual stockholders meeting is attached hereto as Enclosure 4.

In making the Proposal, the Proponent's motivation is to pose further questions to the directors regarding his personal grievances against the Company. Indeed, in his supporting statement the Proponent complains that "other methods provided by the company for communicating with directors by mail are often ineffective." Given the factual context, the Proponent is referring to his own attempts to gain an audience with Company personnel and board members regarding his specific grievances. The Staff agreed that IBM could exclude a similar proposal, where a proponent asked IBM to institute an arbitration process for customer dissatisfaction with a product, because it was clear that the proponent had lodged several complaints against IBM regarding certain software the Proponent purchased. *International Business Machines* (January 31, 1995). The Proposal is likewise intended to provide the Proponent another channel to communicate his personal grievances about prior transactions with a former Company affiliate.

The Proposal may be excluded because it is a "tactic designed to . . . further a personal interest" of the Proponent. Exchange Act Release No. 19135 (Oct. 14, 1982). It makes no difference that the Proposal is cast in neutral-sounding language.[7] The surrounding circumstances reveal that the Proponent is not acting out of his interest *qua* stockholder. Instead he is seeking to use Rule 14a-8 to provide him a new channel of correspondence with the Company because he is dissatisfied with the outcome of his litigation. Stockholders who were not involved in his lawsuit do not possess the same interest. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(4).

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[7] *See Medical Information Technology, Inc.* (March 3, 2009) (agreeing that exclusion of a neutral-sounding proposal where the proponent's history with the company demonstrated a personal agenda not shared with other stockholders); *see also The Dow Chemical Co.* (March 5, 2003) (same).

THE PROPOSAL IS VAGUE AND MISLEADING.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[8] Specifically, the Proposal does not allow the Company's stockholders to make an informed decision on the Proposal and would require the Company to make numerous and significant assumptions in implementing the Proposal.[9]

The Proposal is ambiguous and inconsistent in several respects. The Proponent asks for "dialogue" and "open and responsive discussion" between directors and stockholders. Does this mean a question-and-answer session? A private audience between specific directors and stockholders? Must all directors participate in this "dialogue"?

The Proposal asks for this "dialogue" to take place "before and after" an annual stockholder meeting, but the supporting statement suggests the dialogue may take place either "before or after" the stockholder meeting. The Proponent also fails to specify how much time is a "reasonable" time for the desired "dialogue."

Given how the Proposal is drafted, stockholders may infer different meanings for what is intended by the Proponent. Also, if the Proposal were adopted, it is unclear exactly what is being requested of the Company's board of directors. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(7); 14a-8(i)(4); and 14a-8(i)(3). The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2013 Proxy Materials.

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[8] Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

[9] *See Philadelphia Electric Co.* (avail. July 30, 1992) (permitting exclusion of a proposal asking a committee of certain stockholders to refer a plan to the Board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" because neither the company nor the stockholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal required).

ENCLOSURE 3

CORPORATE GOVERNANCE GUIDELINES

CITIGROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As of December 12, 2012

Corporate Governance Mission

Citigroup Inc. (the "Company") aspires to the highest standards of corporate governance and ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Company's businesses.

Board of Directors

The Board of Directors' primary responsibility is to provide effective governance over the Company's affairs for the benefit of its stockholders, and to consider the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, Directors may rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. Candidates for the Board are recommended to the Board of Directors by the Nomination, Governance and Public Affairs Committee in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting by majority vote (other than in contested elections), to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors to serve until the next Annual Meeting. The Nomination, Governance and Public Affairs Committee nominates annually one of the members of the Board to serve as Chairman of the Board.

Confidential Voting Policy

It is the Company's policy that every stockholder shall have the right to require the Company to keep his or her vote confidential, whether submitted by proxy, ballot, internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to the Company, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of the Company's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

Director Independence

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of the Company and its Committees if the Board has determined that the Director has no material relationship with the Company, as defined in the Director Independence Standards.

Qualifications for Director Candidates

One of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination, Governance and Public Affairs Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.

- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief

Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which the Company operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of the Company's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

Lead Director

Unless the Chairman of the Board is an independent Director, the Board shall appoint a Lead Director whose responsibilities shall include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serving as liaison between the Executive Chairman and the independent Directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent

Directors; and (vii) if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Any Lead Director appointed by the Board must satisfy the Director Independence Standards set forth in Exhibit A and the rules of the New York Stock Exchange.

Additional Board Service

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination, Governance and Public Affairs Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit Committee may not serve on more than three public company audit committees, including the Audit Committee of the Company.

Interlocking Directorates

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

Stock Ownership Commitment

The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for the Company's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

Retirement from the Board/Term Limits

Directors may serve on the Board until the Annual Meeting of the Company next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. The Company has not adopted term limits for Directors.

Change in Status or Responsibilities

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination, Governance and Public Affairs Committee and offer his or her resignation from the Board. The Nomination, Governance and Public Affairs Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.

If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination, Governance and Public Affairs Committee.

Board Committees

The standing committees of the Board are the Executive Committee, the Audit Committee, the Personnel and Compensation Committee, the Nomination, Governance and Public Affairs Committee and the Risk Management and Finance Committee. All members of the Audit Committee, the Personnel and Compensation Committee and the Nomination, Governance and Public Affairs Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination, Governance and Public Affairs Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination, Governance and Public Affairs Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of senior management of the Company in advance.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Evaluation of Board Performance

The Nomination, Governance and Public Affairs Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees (except the Executive Committee) shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

Attendance at Meetings

Directors are expected to attend the Company's Annual Meeting of Stockholders, Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, if any, shall establish the agenda for each Board meeting. Any Board member may suggest items for inclusion on the agenda or may raise subjects that are not on the agenda for that meeting.

Executive Sessions

The non-management Directors shall meet in executive session at each regularly scheduled Board meeting, and the independent Directors shall meet in executive session at least once during each calendar year. The Chairman shall preside at these executive sessions, unless he or she is an Executive Chairman, in which case the Lead Director or, if the Company does not have a Lead Director, an independent Director shall preside.

Annual Strategic Review

The Board shall review the Company's long-term strategic plans and the principal issues that it expects the Company may face in the future during, or in conjunction with, at least one Board meeting each year.

Communications

The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.

Stockholders or other interested parties who wish to communicate with a member or members of the board of directors, including the Chairman or the non-management directors as a group, may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Citigroup Inc., 399 Park Avenue, New York, NY 10043. The board of directors has approved a process pursuant to which the office of the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

Director Access to Senior Management

Directors shall have full and free access to senior management. Directors are requested to arrange such meetings through the Corporate Secretary. The Board welcomes regular attendance at each Board meeting by senior management of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination, Governance and Public Affairs Committee. The Nomination, Governance and Public Affairs Committee shall conduct an annual review of director compensation. Directors who are employees of the Company shall not receive any compensation for their services as Directors. Directors who are not employees of the Company may not enter into any consulting arrangements with the Company without the prior approval of the Nomination, Governance and Public Affairs Committee. Directors who serve on the Audit Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to the Company.

Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 16 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Company and/or the Citi Foundation, such contributions will be reported to the Nomination, Governance and Public Affairs Committee at least annually.

In addition, the Company shall disclose in its proxy statement whether the aggregate contributions of the Company and the Citi Foundation to any Charitable Organization in which any independent Director serves as an executive officer exceed the greater of $1 million or 2% of such Charitable Organization's consolidated gross revenue for any single fiscal year within the preceding three years.

Director Orientation and Continuing Education

The Company shall provide an orientation program for new Directors which shall include presentations by senior management on the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of the Company's significant facilities, to the extent practical. The Company shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

CEO Performance

The Personnel and Compensation Committee shall conduct an annual review of the CEO's performance, as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Company in the long and short term.

Succession Planning

The Nomination, Governance and Public Affairs Committee shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination, Governance and Public Affairs Committee to evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination, Governance and Public Affairs Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Code of Conduct and Code of Ethics for Financial Professionals

The Company has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Company's business operations. The Code of Conduct applies to all employees of the Company and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interests. In addition, the Company has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of the Company and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination, Governance and Public Affairs Committee shall receive reports regarding compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

Recoupment of Unearned Compensation and Other Recoupment Rights

If the Board learns of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

In accordance with regulatory requirements and developing best practices, the Company has adopted a number of additional requirements for the recoupment of compensation from certain employees in specified circumstances. The Company may adopt additional such provisions in the future or amend existing requirements as required by law or regulation or in accordance with best practices. A description of each such material requirement will appear in the Company's annual Proxy Statement in the Compensation Discussion and Analysis.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

Insider Transactions

The Company does not generally purchase Company common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Company common stock during an administrative "blackout" period affecting the Company's 401(k) plan or pension plan pursuant to which a majority of the Company's employees are restricted from trading shares of Company common stock or transferring funds into or out of the Company common stock fund, subject to any legal or regulatory restrictions and the terms of the Company's Personal Trading Policy. Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated.

Stock Options

The Company prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

Financial Services

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by the Company to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Company, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

Personal Loans

Personal loans may be made or maintained by the Company to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Directors and Executive Officers may not pledge Citi Securities (as defined in Insider Transactions) as collateral for a loan, either from the Company or from an unaffiliated lender. Pledges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the pledge be eliminated.

Investments/Transactions

All Related Party Transactions (see page 16 for definition) shall comply with the procedures outlined in the Company's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination, Governance and Public Affairs Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

The Company, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by the Company only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Company unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of the Company, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of the Company.

Except with the approval of the Nomination, Governance and Public Affairs Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of the Company.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with the Company.

Indemnification

The Company provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Company's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

Exhibit "A" To Corporate Governance Guidelines
Director Independence Standards

Introduction

A Director shall qualify as independent for purposes of service on the Board of the Company and its committees if the Board has determined that the Director has no material relationship with the Company, either directly or as an officer, partner or employee of an organization that has a relationship with the Company. A Director shall be deemed to have no material relationship with the Company and will qualify as independent provided that (a) the Director meets the Director Independence Standards set forth below and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between the Company (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 16 for definition) shall be on arms-length, market terms.

Independence Standards

To be considered independent, a Director must meet the following categorical standards.

<u>Advisory, Consulting and Employment Arrangements</u>

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from the Company, directly or indirectly, any compensation, fees or benefits in an amount greater than $120,000, other than amounts paid (a) pursuant to the Company's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of the Company or another entity.

In addition, no member of the Audit Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to the Company.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between the Company and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments for property or services in any of the last three fiscal years by the Company to, and to the Company from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by the Company to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from the Company and/or the Citi Foundation to a Charitable Organization of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by the Company) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

A Director shall not:

(i) be or have been an employee of the Company within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by (a) the Company's present or former primary outside auditor or (b) any other outside auditor of the Company and personally worked on the Company's audit, in each case within the three-year period following the auditing relationship.

A Director may not have an Immediate Family Member who:

(i) is an Executive Officer of the Company or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of the Company's outside auditor, or a current employee of the Company's outside auditor and personally works on the Company's audit, or (B) was within the last three years (but is no longer) a partner of or employed by the Company's outside auditor and personally worked on the Company's audit within that time.

Immaterial Relationships and Transactions

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided the Company's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the

Corporate Governance Guidelines, including but not limited to the Director Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Definitions

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Company is a participant, and (c) any Related Person (any Director, any Executive Officer of the Company, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Company, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.

ENCLOSURE 4

EXCERPT OF TRANSCRIPT FROM 2012 ANNUAL MEETING

DICK PARSONS: Yes, I can assure you, having been here 16 years, they're not going away. All right, has everybody – all eight of the proposals, the four management proposals, the four shareholder proposals are before you. Has everybody had a chance to vote? If they have, I'm going to ask the ushers to collect any ballots that have been handed out and declare the polls closed, and so while the votes are being counted, the floor is now open for any general comments, questions, or thoughts that any of you have to share with us. As you know, your board is here. Your management is here. We'd be pleased to hear from you. Yes, sir, please just start by stating your name so we know who you are.

HAROLD MATHIS: Mr. Chairman, I am Harold Mathis, a long-time client and shareholder from Richmond, Texas.

DICK PARSONS: Good morning, Mr. Mathis.

HAROLD MATHIS: I have been listening and taking notes, and I've heard some – I've heard all the comments. My notes have included some words that have been mentioned like culture, trust, confidence, transparency, principles, and responsibility. I've also read your code of ethics that the board has adopted and your code of conduct, which the board has adopted. I have a question, which I would like to ask concerning an experience that I had, and this is in your proxy statement. Very specific instructions are given in the proxy statement for communicating with the board – with a member of the board of directors. Using these exact instructions, why would a letter written to Diana Taylor, chair of the nominating and governance committee, be returned in its unopened envelope, marked return to sender, not deliverable? Further, when advising the corporate secretary and general counsel of this by certified mail with all of the attached information from the letter, why would there be no response? And, I don't understand this. I believe that when the material was put into your proxy statement, last year as well as this, it's the same, the exact address, that that material is correct and bona fide, and I cannot understand why, using that material, you would get a letter addressed exactly as you asked, returned to sender, and then, when you advise the corporate secretary of this, you don't get a response. Thank you, sir.

DICK PARSONS: Thank you, I – frankly, I can't answer your question because I don't know what the answer is. I don't know why the letter was returned, and I don't know what the chain of correspondence back and forth has been, but I will tell you this. It has been my practice and I know that it's Vikram's to try and respond to every shareholder letter or, frankly, customer letter or just letter we receive in general because no one wants to stand in a shareholder meeting like this and sort of say – have somebody say I sent you a letter. You didn't get a response. So, we'll look into this, and see if we can come up with a better answer or a more specific answer than I've just given you. I don't have the facts at the top of my head. Yes, sir.

HAROLD MATHIS: I have the letter, and if Mrs. Taylor – Ms. Taylor would like to have a copy of it or through Mr…I'll present it to him as you specify, but she's welcome to it, sir, and I thank you very much.

DICK PARSONS: Thank you, thank you, appreciate it. That'll be microphone number one. This will be microphone number two, and we'll just go back and forth, microphone number one.